EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
TOYOTA MOTOR CREDIT CORPORATION

I, Cindy Wang, certify that:

(a)          A review of Toyota Motor Credit Corporation’s activities and of its performance under the Sale and Servicing Agreement, dated as of January 31, 2018 (the “Sale and Servicing Agreement”), among Toyota Auto Finance Receivables LLC, as seller, Toyota Motor Credit Corporation, as servicer (in such capacity, the “Servicer”) and sponsor, and Toyota Auto Receivables 2018-A Owner Trust, as issuer, during the period from January 31, 2018 to December 31, 2018 has been made under my supervision.

(b)          To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 21, 2019

By:  /s/ Cindy Wang
Cindy Wang
Group Vice President - Treasury
Toyota Motor Credit Corporation, as Servicer of Toyota Auto Receivables 2018-A Owner Trust